EXHIBIT 99.4

[Pocono Letterhead]

[Mailing Date]

Dear Shareholder:

A special meeting of shareholders of Pocono Community Bank, will be held at                          .m. local time, on              ,                      , 2007 at                                   at                                     , Stroudsburg, Pennsylvania.

At the special meeting, you will consider and vote upon the Agreement and Plan of Merger, dated as of May 10, 2007, providing for the merger of Pocono Community Bank with and into First Keystone National Bank, Berwick, Pennsylvania, the wholly-owned subsidiary of First Keystone Corporation. The enclosed document provides you with detailed information about the proposed merger.

In the merger transaction, you may elect to receive for each share of Pocono common stock you own either $16.10 in cash or 0.8944 shares of First Keystone Corporation common stock. You may elect to receive all cash, all First Keystone Corporation common stock or a combination of cash and First Keystone Corporation common stock for your shares of Pocono common stock, subject to certain limitations.  You will receive an election form and letter of transmittal under separate cover in order to make your election. In general, elections will be limited by the requirement that no more than 937,277 shares of First Keystone Corporation common stock will be issued in the merger.  Therefore, the actual allocation of cash and shares of First Keystone Corporation common stock you receive will depend on the elections of other Pocono shareholders and may be different from what you elect.

We cannot complete the transaction unless the holders of 66 2/3% of the outstanding shares of Pocono common stock vote to approve and adopt the merger agreement. The board of directors of Pocono approved the merger transaction and recommends that you vote “FOR” the merger transaction. All shareholders of Pocono are invited to attend the special meeting in person. However, whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to ensure that your shares will be voted.

I look forward to seeing you at the meeting.

Very truly yours,

John G. Gerlach